

Mail Stop 4631

February 5, 2016

<u>Via e-mail</u>
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.
40 Wall Street, 28th Floor
New York, NY 10005

Re: **Wave Sync Corp.**
 Amendment No. 2 to Form 8-K
 Filed January 26, 2016
 File No. 001-34113

Dear Mr. Xiang:

 We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

<u>Certain Relationships and Related Transactions, and Director Independence, page 32</u>

1. Please revise to disclose the information required by Item 404(a)(5) of Regulation S-K with regard to your extension of credit to Mr. Xiang. Please ensure that you describe the exact amount of your credit arrangements with him and any repayments by Mr. Xiang during the periods covered, and each extension of credit rather than implying that a single extension occurred in May 2014. We note that Mr. Xiang owed you more in June of 2015 than December of 2014. Please also describe the "control procedure" that you refer to here.

You may contact Ameen Hamady at (202)551-3891 or Terence O'Brien at (202)551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction